SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-30620

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For the Period Ended:  September 30, 2006

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Transition Report on Form 10-K

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Transition Report on Form 20-F

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Transition Report on Form 11-K

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Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________

Part I - Registrant Information

Full name of registrant	Unity Wireless Corporation
Former name if applicable

Address of principal executive office (Street and number)
7438 Fraser Park Drive,

City, state and zip code
Burnaby, British Columbia, Canada, V5J 5B9

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

☒
(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐
(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III – Narrative

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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 due to delays in obtaining certain information requirements, to properly disclose the recently consummated acquisitions, necessary to the completion of the Form 10-QSB.  The Company intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.

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Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification

Dallas Pretty	604	267-2736
(Name)	(Area Code)	(Telephone number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒    No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐    No ☒

Unity Wireless Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006

By: /s/ Dallas Pretty

Name: Dallas Pretty

Title:   Chief Financial Officer